UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2023

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☐ Form 20-F ☒  Form 40-F

Explanatory Note

The Company is furnishing its Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021, and Management Discussion and Analysis that were filed on the System for Electronic Document Analysis and Retrieval (“Sedar”) for the Canadian Securities Administrators.

The information contained in this report and the exhibits hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by Avino Silver & Gold Mines Ltd. under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

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Exhibits:

99.1	Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

99.2	Management Discussion and Analysis

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVINO SILVER & GOLD MINES LTD.
(Registrant)

Date: March 28, 2023	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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